Quad/Graphics, Inc. N61 W23044 Harry’s Way Sussex, Wisconsin 53089-3995 (414) 566-6000

January 7, 2016
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:
As requested in the letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2015, with respect to the comment of the Staff on the filing of Quad/Graphics, Inc. (the “Company”) referred to therein, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUAD/GRAPHICS, INC.

By:	/s/ David J. Honan
David J. Honan
Executive Vice President and Chief Financial Officer